Mail Stop 4561

June 16, 2006

Mr. Robert J. Ambrosi
Chairman and President
ARC Corporate Realty Trust, Inc.
1401 Broad Street
Clifton, NJ 07013

> **Re: ARC Corporate Realty Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 10, 2006**
> **File No. 0-50727**

Dear Mr. Ambrosi:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

1.   Discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc. Finally, please explain the basis for your belief, as disclosed at page 27, that cash flows from operations will continue to provide adequate capital to fund operating and administrative expenses, regular debt service obligations and all dividend payments in light of the fact that your dividend payments exceeded cash flows from operations in both 2005 and 2004. Please make conforming revisions to your Form 10-Q for the quarter ended March 31, 2006.

Funds from Operations, page 30

2.   We note that you use FFO as a measure of performance. You also indicate that, "Funds from Operations ("FFO") enhances an investor's understanding of ACRT's financial condition, results of operations and cash flows" and present cash flow information below your FFO reconciliation which suggests that you also use FFO as a liquidity measure. Please tell us and in future filings revise your disclosure to clarify whether you use FFO as a measure of operating performance or liquidity and explain why you believe FFO is a useful indicator of operating performance or liquidity. Further, if you consider FFO to be a measure of liquidity, please also revise your reconciliation of FFO to the most comparable financial measure presented in accordance with GAAP. Refer to Item 10(e)(i) of Regulation S-K.

3.   We note that your reconciliation of FFO includes the effect of impairment of assets. The adjustment of a particular measure for recurring item appears more appropriate if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. Please revise to remove impairment charges as a reconciling item to arrive at FFO in all future filings, or advise us. If you choose to continue to adjust for impairment charges, please modify the description of the measure as it will deviate from FFO as defined by NAREIT. Refer to Questions 7 and 8 of the

Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures released by the Commission for further guidance.

4.   Please provide us with a reconciliation between the amount you have included as net income allocable to Class A and Class B common shareholders (before minority interest) for 2003 and the amounts reported in your consolidated statements of income for the same period at page 35. In addition, please explain why you have excluded the minority interest charge from FFO. We do not understand how this measure would be comparable to the GAAP operating performance measure.

Financial Statements

Consolidated Balance Sheets, page 34

5.   Please revise to separately present restricted cash on the balance sheet and exclude it from cash and cash equivalents for the purposes of your statements of cash flows on page 37.

Consolidated Statements of Income, page 35

6.   Please tell us your reason for including Equity in income of unconsolidated subsidiaries and undivided interest and Gain on sale of investment in unconsolidated subsidiary in operating revenues in light of the guidance provided in Rule 5-03 of Regulation S-X. In addition, please revise your income statement to present stock-based compensation within in its relevant classification based upon where such compensation would have been categorized had it been made in cash.

Note 5. Investment in Triangle Plaza II, page 44

7.   Based on the summary financial data you have included, it appears that audited financial statements of Triangle Plaza II may be required in accordance with Rule 3-09 of Regulation S-X. Please tell us how you determined such financial statements were not required or, alternatively, revise to include the required financial statements.

Note 6. Investment in Fort Washington, page 45

8.   Please tell us how you considered FIN 46(R), EITF 04-5 and any other accounting literature you deemed relevant in evaluating your investment in Fort Washington Fitness, LP for consolidation.

Note 7. Investment in Levittown, page 45

9.   Please tell us how you considered the guidance in FIN 46(R) in evaluating your limited partnership interest in Levittown ARC, LP for consolidation. In your response, please explain the relationship between ACRT, Levittown ARC, LP and Levittown ARC Residual Partners.

Item 9A. Controls and Procedures, page 55

10.   Please revise to include the disclosures required by Items 307 and 308(c) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 63

Exhibits 31.1 and 31.2

11.   We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that:" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity for the year ended December 31, 2005 and the quarter ended March 31, 2006 and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 29

12.   Please revise your disclosure in Item 4(b) regarding Internal Controls over Financial Reporting to refer to the correct period covered by the report.

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief